UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MM Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street, Unit 5070
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hinman Au 646-868-0966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Hinman Au, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MM Global Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Hinman Au, CEO

Title

WAHEEDA KHAN SHAMIN
Notary Public - State of New York
NO. 01KH6400365
Qualified in Queens County
My Commission Expires Nov 12, 2023

9th March, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MM GLOBAL SECURITIES, INC.
(SEC I.D. NO. 8-11988)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed as a Public Document pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

*****PUBLIC DOCUMENT*****

MM GLOBAL SECURITIES, INC

TABLE OF CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of MM Global Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MM Global Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MM Global Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MM Global Securities, Inc.'s management. Our responsibility is to express an opinion on MM Global Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MM Global Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as MM Global Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

MM GLOBAL SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 150,356
Deposit at clearing broker	117,346
Accounts Receivable	22,068
Prepaid expenses	5,123
Total Assets	$ 294,893

LIABILITIES AND STOCKHOLDER'S EQUITY

Notes Payable	$ 41,250
Accounts payable and accrued expenses	25,332
Total Liabilities	$ 66,582
Contingencies	
Stockholder's Equity:	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	1,000
Paid in Capital	1,418,920
Accumulated (deficit)	(1,191,609)
Total Stockholder's Equity	228,311
Total Liabilities and Stockholder's Equity	$ 294,893

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

MM Global Securities, Inc (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company has adopted December 31 as its year end and during the year of 2020, the Company is engaged in a single line of business as a securities broker-dealer. The company clears all of its transactions through a security broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another security firm for clearing.

The Company was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. The name was changed to Whitewood Group, Inc. during 2011. MMBD Trading Limited increased its ownership percentage to 100% in August 2017. The Company's Continuing Membership Application was approved by FINRA to operate as a broker-dealer in August 2017 and changed its name to MM iGlobal, Inc. in November 2017 pursuant to the ownership change. The Company changed its name to MM Global Securities, Inc. in March 2019.

2. SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenues

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an

entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The Company earns commissions through client transactions in stocks. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities. The Company charges fees for trading related services, including market execution and other trading technology supports. Fees revenue is recognized at the end of each month when the performance obligation is satisfied. Fees revenue is usually paid before the 15th day of the following month. There are no open contracts at year-end.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash and Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2020, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. PPP LOAN AND FORGIVENESS

The Company received a loan from TD Bank N.A. (Bank) under the federal Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is subject to a note dated April 21, 2020 bearing interest at 1.00% per annum with the principal balance due two years subsequent to the date of the note. The Company believes it has met the requirements for 100% forgiveness under its Covered Period for eligible expenses and applied for 100% forgiveness on December 4, 2020. The Bank has up to 60 days to process the forgiveness application and official Small Business Administration (SBA) acceptance of loan forgiveness may take up to an additional 90 days. At December 31, 2020, the entire loan amount of $41,250 is included in "Notes payable" on the Statement of Financial Condition.

4. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $201,120 which was $151,120 in excess of the amount required. Management has the wherewithal and plans to fund the operations of the Company for the next twelve months.

5. RENT

The Company leases its office facility under an operating lease to expire in July 2021. Future minimum lease payments under this operating lease as of December 31, 2020 are $8,540. Rent expense for the year ended December 31, 2020 was $16,123.

6. INCOME TAXES

The company is subject to Federal, State, and Local income taxes on its net income. The Company had a net income of $47,451 for the year ending December 31, 2020.

The company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

As of December 31, 2020, the company had a Federal income tax Net Operating Loss (NOL) carry forward of $1,034,986. This NOL carry forward will expire on various dates from 2036 to 2040. Management believes that it is more likely than not that the benefit from this NOL carry forward will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax asset related to these NOL carry forward.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2020, the Company's federal and state tax returns generally remain open for the last three years.

7. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

As a regulated FINRA broker-dealer the Firm is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, the Firm has responded to FINRA inquiries and continues to cooperate with any open matters. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company cannot predict the outcome of these matters.

8. SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2020 through the date of this report which is the date the financial statements were available to be issued. The PPP Loan Forgiveness Application was approved by SBA on 01/12/2021. There were no other material subsequent events reportable during this period.